Board of Management

02 AUG 15

Vedior NV

AIR MAIL

Office of International Corporation Finance Rule 12g3-2(b) File No. 82-4654
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

P.O. Box 75173
1070 AD Amsterdam
The Netherlands
Tel. +31(0)20 573 56 00
Fax +31(0)20 573 56 08
HR. Amsterdam 33292225

02049194

Amsterdam, 31 July 2002

Vedior N.V.
Rule 12g3-2(b) File No. 82-4654

Dear Sir of Madam,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Vedior N.V. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,

Jelle Miedema
Company Secretary

enclosure

dlw 8/19

Vedior

Amsterdam, The Netherlands

Vedior announces results for Q2 2002 and new acquisition in Australia

For release at 8.00am on 31 July 2002

Commenting on the results, Vedior Chairman, Tony Martin, said:

"Our achievements this quarter particularly in reducing costs, expanding our networks both organically and through acquisition, and seeking performance efficiencies are pleasing. We expect to see the benefits of these measures much more clearly as the market improves.

As expected, the comparison of our results with the previous year reflects the very strong performance in the first half of 2001."

Highlights for 2nd Quarter 2002

- **EPS* of € 0.11, slightly ahead of consensus estimates**
- **Sales for the quarter were € 1,575 million (2001: € 1,740 million), a 9% decrease**
- **Operating income* was € 44 million (2001: € 89 million), a 51% decrease**
- **Continued strong growth in Healthcare, Education and Engineering sectors**
- **Operating margin improvement compared to Q1 2002**
- **Operating cost reduced by 5% compared to Q2 2001**

Highlights for six months to 30 June 2002

- **Sales for the six months were down 11% from € 3,411 million to € 3,046 million**
- **Operating income* was € 77 million, 51% lower than the first half of 2001 (€ 158 million)**
- **EPS* of € 0.18, ahead of consensus estimates**
- **Six acquisitions completed and office network increased by 50 offices**

* Before goodwill amortisation and extraordinary results.

Results for the Quarter

The Group's operating performance reflects recent market conditions and trends within the staffing industry.

Sales for the second quarter decreased by 9% to € 1,575 million from € 1,740 million in the equivalent period in 2001. The main decreases in sales continued in the US and France where sales were 32% and 9% lower respectively, however, the trends in both these markets are slowly improving. The strongest sales growth occurred within the specialist healthcare, education and engineering/technical staffing businesses.

Gross margin for the quarter was 18.6%, a decrease from 20.2% in the prior year mainly due to higher social charges in France and lower permanent placement fees in the US. Operating cost was 5% lower than the equivalent period in the prior year and at the same level as the first quarter of 2002, excluding the costs of the 'multi-specialist' segmentation project in France. Operating income (earnings before interest, tax and goodwill amortisation) decreased by 51% from € 89 million in the second quarter of 2001 to € 44 million in the second quarter of 2002, and as a percentage of sales decreased from 5.1% to 2.8% over the same period, but was an improvement compared to Q1 2002 (2.2%). Currency effects decreased both sales and operating income by 1%.

Financial expense amounted to € 14 million compared to € 24 million in the second quarter of 2001 reflecting the lower indebtedness of the Group. The tax rate remained at 31%.

Net income, before goodwill amortisation and extraordinary results, decreased from € 42 million in the second quarter of 2001 to €19 million in the second quarter of 2002. Extraordinary results include the profit from the sale of the German training company, FAA, in May 2002.

Earnings per share before amortisation of goodwill and extraordinary results decreased from € 0.32 in the second quarter of 2001 to € 0.11 in the second quarter of 2002.

Operating working capital decreased by € 96 million compared to the second quarter of 2001, mainly as a result of lower sales.

During this quarter, we have continued our policy of not soliciting low margin business, particularly within our traditional staffing businesses in continental Europe and have declined to renew certain contracts. We continue to believe that unprofitable high-volume accounts do not provide clients with the quality of service they demand nor, ultimately, our shareholders with the returns they require.

Results for the Half Year

Sales for the half year fell by 11% to € 3,046 million from € 3,411 million in the first half of 2001.

Operating income (earnings before interest, tax and amortisation of goodwill) was lower by 51% from € 158 million in the first half of 2001 compared to € 77 million in the first half of 2002, and as a percentage of sales decreased from 4.6% to 2.5% over the same period.

Currency effects had no net impact on the comparison of sales or operating income.

Net income before amortisation of goodwill and extraordinary results was € 31 million in the first six months of 2002 compared to € 65 million in first six months of 2001.

Division Performance

Vedior is managed through three major operating divisions, Select, VediorBis and Vedior Europe.

Select

Select is primarily responsible for specialist staffing activities within the Group. Specialist sales in the second quarter of 2002 represented 32% of total Group sales and 50% of operating income.

Select's sales decreased 8% to € 676 million from € 734 million in the second quarter of 2001. Healthcare, engineering/technical and education staffing continued to perform robustly throughout the quarter. Healthcare is now responsible for 6% of Group sales and 15% of operating income with growth achieved in all markets.

In local currency, positive sales growth has been achieved in the UK, continental Europe, Canada and South America compared to the same quarter in 2001, however, this growth was offset by a decline of 29% in the US where over 85% of Select's sales are derived from specialist sectors. Our US IT and accounting staffing specialists in particular continue to experience very difficult market conditions although there are some signs that the market has stabilised during this second quarter. On a global basis, our IT staffing sales declined by 30% compared with the same period in 2001.

Operating income decreased 42% from € 48 million in the second quarter of 2001 to € 28 million in the second quarter of 2002.

VediorBis (France)

Sales of VediorBis decreased 11% to € 618 million, from € 694 million in the second quarter of 2001.

As anticipated, sales remain behind the market as a result of business mix and the implementation of VediorBis' new segmented organisation. Adjusting for the effects of business mix, VediorBis' sales performance was 2% behind the market. Refinements to the segmentation project continue to be made and while sales have been impacted this quarter, early signs of the positive impact of this process are starting to emerge with higher levels of activity and improving margins in new business.

Taking into account the Group's other French operations (specialist and traditional staffing within the Select division) Vedior's total sales in France declined by 9% in the second quarter of 2002 compared to the same period in the prior year.

Operating income of VediorBis declined 63% from € 35 million in the second quarter of 2001 to € 13 million in the second quarter of 2002. Operating margin decreased to 2.1% in the second quarter of 2002 compared with 5.0% in the second quarter of 2001 which was favourably impacted by the release of certain provisions and business mix.

Vedior Europe

Sales of Vedior Europe (which includes the traditional staffing activities operating under the Vedior brand in the Netherlands, Belgium, Luxembourg, Spain, Germany, Italy and Switzerland) decreased 10% to € 281 million from € 312 million in Q2 2001.

Sales in the Netherlands decreased by 2%, which was better than the rate of decline of the overall Dutch staffing market. In Belgium sales decreased by 9% which was behind the market due to the planned reduction in low margin business.

Operating income was € 6 million, the same as Q2 2001. Excluding the results of FAA, operating income improved strongly by 24%. The strongest contribution to this operating improvement came from Belgium, which is once again profitable reflecting the effects of a successful reorganisation.

Development programme

During the first half of the year, the office network increased by 50 offices. 30 offices were opened (net) and 20 were added through acquisition to provide a total Company operating network of 2,319 offices.

During the first half of the year, the Group completed a total of six acquisitions and disposed of FAA which was considered not to be part of the core business.

In addition, we are pleased to announce that Vedior has acquired 75% of Interim Pty Ltd ("Interim"), an Australian outplacement and career strategy service specialist. Founded in 1982, Interim was the largest independent outplacement specialist operating in Australia with a portfolio of multinational and public service clients. Based in Sydney, Interim operates a unique regional centre delivery network that enables it to service 60 locations nationally.

For its fiscal year ending 30 June 2002, Interim achieved unaudited sales of approximately AUS$3.9 million (€ 2.3 million).

Vedior has entered into put and call arrangements to acquire the remaining minority shareholding in Interim at a price linked to future performance.

Outlook

Given the nature of this particular economic downturn, some specialist staffing operations have been impacted more than traditional staffing operations and are not expected to recover as quickly.

Like the rest of the staffing industry, Vedior's performance in the second half of 2002 continues to depend on the pace and timing of economic recovery. Given uncertain business confidence the instability of financial markets and recent employment trends in key regions, it is difficult to predict future trading.

We believe the continuity of our experienced management team is a stabilising factor for the Group and one that will provide a solid platform coming out of the downturn.

Over the final half of the year, Vedior will continue to identify areas where costs can be further reduced and efficiencies gained.

A General Meeting of Shareholders has been scheduled for 17 September 2002 to submit for shareholders' approval the proposals announced on 20 June 2002 to cancel the provision for Vedior's preference class C shares and to appoint new auditors, Deloitte & Touche Accountants, Netherlands.

This press release includes forward-looking statements that reflect our intentions, beliefs or current expectations and projections about our future results of operations, financial condition, liquidity, performance, prospects, growth, strategies, opportunities and the industry in which we operate. Forward-looking statements include all matters that are not historical fact. We have tried to identify these forward-looking statements by using words including "may", "will", "should", "expect", "intend", "estimate", "project", "believe", "plan", "seek", "continue", "appears" and similar expressions or their negative.

These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause our actual results of operations, financial condition, liquidity, performance, prospects or opportunities, as well as those of the markets we serve or intend to serve, to differ materially from those expressed in, or suggested by these forward-looking statements. Important factors that could cause those differences include, but are not limited to our financial position and our ability to implement our business strategy and plans and objectives of management for future operations, our ability to develop, balance and expand our business, our ability to implement our long-term growth strategy (including through organic growth and acquisitions), our ability to make improvements to our capital structure, industry and market trends and volumes, including the speed and strength at which the staffing services industry and the sectors in which we operate, rebound from economic slowdowns and recessions, the effects of regulation (including employment and tax regulations), our ability to improve the efficiency of our operations and to reduce expenses in our operating companies and their network of offices, litigation and our ability to take advantage of new technologies.

In light of these risks, uncertainties, assumptions and other factors, the forward-looking events described in this press release might not occur. Additional risks that we may deem immaterial or that are not presently known to us could also cause the forward-looking events discussed in this press release not to occur. Except as otherwise required by applicable law, we undertake no obligations to update publicly or revise publicly any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason after the date of this press release.

Notes to Editors:

With annual 2001 sales of € 6,766 million, Vedior is the world's third largest staffing company measured by sales. The Group operates in 28 countries worldwide including Europe, North America, Australasia, South Africa, South America and Asia. Vedior provides a broad range of staffing services including temporary staffing, permanent placement and other employment-related services. We offer temporary staffing in both the traditional administrative/light industrial and specialist sectors such as information technology, healthcare, accounting, engineering and education operating under many different brand names. These temporary staffing services accounted for approximately 96% of our sales in 2001.

2002 Financial Agenda:

General Meeting of Shareholders	17 September 2002
Publication third quarter results 2002	31 October 2002

For further information, please contact:

Tony Martin, *Chairman*	+31 (0)20 573 5653
Frits Vervoort, *CFO*	+31 (0)20 573 5636
Jelle Miedema, *Company Secretary*	+31 (0)20 573 5609

Selected financial data (unaudited)

Second quarter, ending 30 June 2002

in millions of euro	Three months ended 30 June		
	2002	2001	Increase/ decrease 2002/2001
Sales	1,575	1,740	-9%
Operating income before goodwill amortisation	44	89	-51%
Net income before goodwill amortisation	19	42	-55%
Basic earnings per ordinary share before goodwill amortisation	0.11	0.32	-66%
Net interest bearing assets and liabilities	844	910	-7%
Operating working capital*	558	654	-15%

* excluding acquisitions, taxation, interest liabilities and payments to shareholders

Sales and operating income per division (unaudited)

in millions of euro	Three months ended 30 June			Six months ended 30 June		
	2002	2001	Increase/ decrease 2002/2001	**2002**	2001	Increase/ decrease 2002/2001
Sales						
Select	676	734	-8%	1,334	1,453	-8%
VediorBis	618	694	-11%	1,148	1,328	-14%
Vedior Europe	281	312	-10%	564	630	-10%
Sales	**1,575**	**1,740**	**-9%**	**3,046**	**3,411**	**-11%**
Operating income						
Select	28	48	-42%	51	92	-45%
VediorBis	13	35	-63%	23	59	-61%
Vedior Europe	6	6		9	9	
Special items	-	2		-	2	
Corporate expenses	(3)	(2)		(6)	(4)	
Operating income before goodwill amortisation	**44**	**89**	**-51%**	**77**	**158**	**-51%**

To reflect the change in management and reporting structure as of January 2002, the results of Sicom in Belgium are now included in Vedior Europe; they were previously included within Select.
The 2001 comparable figures have been adjusted accordingly.

Consolidated profit and loss account (unaudited)

Second quarter, ending 30 June 2002

in millions of euro	Three months ended 30 June 2002	2001	Increase/ decrease 2002/2001
Sales	1,575	1,740	-9%
Cost of sales	(1,282)	(1,388)	
Gross profit	**293**	**352**	-17%
Personnel cost	(150)	(167)	
Other operating cost	(99)	(96)	
Operating income before goodwill amortisation	**44**	**89**	**-51%**
Goodwill amortisation	(68)	(65)	
Operating income	**(24)**	**24**	
Financial income and expense (net)	(14)	(24)	
Result from ordinary operations before taxes	**(38)**	-	
Taxation	(9)	(20)	
Result from ordinary operations after taxes	**(47)**	**(20)**	
Third party interests	(2)	(3)	
Net loss before extraordinary results	**(49)**	**(23)**	
Extraordinary results after taxes	10	-	
Net loss	**(39)**	**(23)**	
Net income before goodwill amortisation and extraordinary results	**19**	**42**	**-55%**
Basic loss per ordinary share (after preference payments)	(0.25)	(0.19)	
Basic earnings per ordinary share before goodwill amortisation and extraodinaries (after preference payments)	0.11	0.32	-66%
Diluted earnings per ordinary share before goodwill amortisation and extraordianries (after preference payments)	0.11	0.32	-66%

Consolidated profit and loss account (unaudited)

First half year, ending 30 June 2002

in millions of euro	Six months ended 30 June 2002	2001	Increase/ decrease 2002/2001
Sales	3,046	3,411	-11%
Cost of sales	(2,472)	(2,718)	
Gross profit	**574**	**693**	-17%
Personnel cost	(303)	(342)	
Other operating cost	(194)	(193)	
Operating income before goodwill amortisation	**77**	**158**	**-51%**
Goodwill amortisation	(135)	(130)	
Operating income	**(58)**	**28**	
Financial income and expense (net)	(27)	(51)	
Result from ordinary operations before taxes	**(85)**	**(23)**	
Taxation	(15)	(36)	
Result from ordinary operations after taxes	**(100)**	**(59)**	
Third party interests	(4)	(6)	
Net loss before extraordinary results	**(104)**	**(65)**	
Extraordinary results after taxes	10	-	
Net loss	**(94)**	**(65)**	
Net income before goodwill amortisation and extraordinary results	**31**	**65**	**-52%**
Basic loss per ordinary share (after preference payments)	(0.60)	(0.57)	
Basic earnings per ordinary share before goodwill amortisation and extraodinaries (after preference payments)	0.18	0.54	-67%
Diluted earnings per ordinary share before goodwill amortisation and extraordianries (after preference payments)	0.18	0.54	-67%

Consolidated cash flow statement (unaudited)

in millions of euro	Three months ended 30 June 2002	Three months ended 30 June 2001	Six months ended 30 June 2002	Six months ended 30 June 2001
Operating income before goodwill amortisation	44	89	77	158
Depreciation	13	14	26	27
Movement in operating working capital	(102)	(95)	(86)	(65)
Movement in provisions	-	(4)	(3)	(4)
Cash flow from/used in business activities	**(45)**	**4**	**14**	**116**
Financial income and expenses paid	(24)	(29)	(29)	(61)
Corporate taxes paid	(1)	(40)	(16)	(58)
Cash flow from/used in operating activities	**(70)**	**(65)**	**(31)**	**(3)**
Cash flow used in investment activities	**(12)**	**(22)**	**(47)**	**(39)**
Cash flow from/used in financing activities	**44**	**104**	**23**	**17**
Balance of cash flows	**(38)**	**17**	**(55)**	**(25)**
Cash as at 31 March/1 January	67	14	85	56
Effects of currency translation	1	-	-	-
Cash as at 30 June	30	31	30	31
Short-term debt	(576)	(549)	(576)	(549)
Short term interest bearing assets and liabilities	**(546)**	**(518)**	**(546)**	**(518)**

Consolidated balance sheet (unaudited)

in millions of euro	30-6-2002	31-12-2001	30-6-2001
Fixed assets			
Intangible fixed assets	1,199	1,308	1,404
Tangible fixed assets	148	164	173
Financial fixed assets	40	34	30
	1,387	1,506	1,607
Operating working capital	622	542	659
Short term interest bearing assets and liabilities	(546)	(423)	(518)
	1,463	**1,625**	**1,748**
Financed by:			
Shareholders' equity [1]	1,038	1,146	1,223
Minority interests	57	58	63
	1,095	1,204	1,286
Long-term liabilities	304	352	392
Provisions	64	69	70
	1,463	**1,625**	**1,748**

[1] Statement of movements in Shareholders' equity:

	30-6-2002	30-6-2001
Position as at 1 January	1,146	601
Net loss	(94)	(65)
Proceeds from issuance of new shares	3	688
Distribution to shareholders	(22)	(2)
Share premium from payments in stock	-	18
Exchange rate differences	5	(17)
Position as at 30 June	**1,038**	**1,223**

Basis of presentation
The accompanying unaudited interim financial statements consist of Vedior NV and its subsidiaries. These statements have been prepared in accordance with accounting principles generally accepted in the Netherlands ("Dutch GAAP") and are unchanged compared to the year 2001.

The information furnished in these condensed consolidated interim financial statements reflect all normal, recurring adjustments which, in the opinion of management, are necessary for the fair presentation of such financial statements. Certain information and footnote disclosures normally included in the financial statements have been condensed or omitted pursuant to rules and regulations applicable to interim financial statements.

Seasonality
Our results vary from quarter to quarter, and therefore the results of one quarter may not be indicative of results for the full year. Seasonality varies depending on the type of staffing service offered and the geographic region in which the services are delivered. Certain sectors within traditional temporary staffing, such as construction and agriculture, are particularly seasonal. The effects of seasonality are most pronounced in VediorBis where, for example, temporary staffing in France generates higher sales during the summer due to the number of our clients' permanent workers on holiday. Other factors that cause seasonal variations in our results of operations include: the uneven distribution of public holidays and private holiday choices throughout the year affecting the need for temporary workers; school holidays in the education sector; and typically higher manufacturing and distribution activity in the period leading up to Christmas and the year-end holiday season followed by lower activity immediately afterwards. Seasonality also affects our working capital needs in particular during the peak in activity in the late part of the summer and in the slowdown following the year-end holiday season. Furthermore, our results of operations may also be subject to fluctuations as a result of the timing of acquisitions and new office openings. Historically, we experienced higher sales in the second half of the year, with our highest sales occurring in the summer months.